Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Road Central Hong Kong SAR	Main Fax	+852-3923-1111 +852-3923-1100

March 20, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joseph Ambrogi and Dorrie Yale

Re:	Keen Vision Acquisition Corp.

Registration Statement on Form S-1

Filed February 9, 2023

File No. 333-269659

Dear Joseph Ambrogi and Dorrie Yale:

On behalf of our client, Keen Vision Acquisition Corp., a British Virgin Islands company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1 filed on February 9, 2023 (the “Registration Statement”) contained in the Staff’s letter dated March 8, 2023 (the “Comment Letter”).

The Company has publicly filed an amendment number 1 to registration statement on Form S-1 (the “Amendment”) accompanying this response letter, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Form S-1 filed February 9, 2023

Cover Page

1.	We note that a majority of your executive officers and directors have significant ties to China, and your disclosure that you may acquire a company that is based in China in an initial business combination. Please disclose this prominently on the prospectus cover page. Also provide prominent disclosure about the legal and operational risks that would be associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose how the Holding Foreign Companies Accountable Act and related regulations may affect you following such a business combination. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company has amended the cover page and prospectus summary in response to the Staff’s comments.

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission March 20, 2023 Page 2

2.	Given the risks of doing business in China, please revise the cover page to disclose that the majority of your officers and directors having significant ties with China may make you a less attractive partner to a non-China-based target company than a non-China based SPAC. Please disclose that this may therefore limit the pool of acquisition candidates and make it harder for you to complete an initial business combination with a non-China- based target company. Specifically discuss the impact this could have upon your search for an initial business combination. Please also state this in the bulleted risks on page 30 and under an appropriate caption in your Risk Factors.

Response: The Company has amended the cover page, pages 33 and 65 in response to the Staff’s comments.

Our Founders, page 2

3.	We refer to your disclosure regarding Mr. Jason Wong’s experience here and on page 84, including the reference to prior business combinations that he oversaw. To ensure your potential investors have adequate information to assess your sponsor’s track record in identifying and evaluating prospective target businesses, please expand this disclosure to briefly describe the material terms of the transactions, and provide the current post- combination company’s ticker symbol for reference for Clene Nanomedicine.

Response: The Company has amended pages 2 and 96 in response to the Staff’s comments.

Prospectus Summary

Shareholder approval of, or tender offer in connection with. . ., page 23

4.	We note your disclosures here and elsewhere that public shareholders may redeem their shares irrespective of whether they vote for or against the proposed business combination. Please also disclose here, and elsewhere as appropriate, whether public shareholders are able to redeem their shares if they abstain from voting.

Response: The Company has amended pages 10, 26, 28, and 54 in response to the Staff’s comments.

5.	We refer to your statement on page 24 that if a significant number of shareholders vote, or indicate an intention to vote, against a proposed business combination, your officers, directors, initial shareholders or their affiliates could make purchases in the open market or in private transactions in order to influence the vote. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: The Company has amended page 27 in response to the Staff’s comments.

Risks Relating to Acquiring a Company with Operations in China, page 30

6.	Please expand your disclosure to discuss the risk that the Chinese government may intervene or influence the operations of the post-business combination company at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your post-combination operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer securities post-combination to investors and cause the value of your securities to significantly decline or be worthless. Also add cross-references to the more detailed discussion of these risks in the prospectus.

Response: The Company has amended pages 33, 67 and 68 in response to the Staff’s comments.

United States Securities and Exchange Commission March 20, 2023 Page 3

7.	Expand the third bullet to explain that, following a combination with a company based in China, the trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely the auditor of the post-combination company, and that as a result an exchange may determine to delist your securities.

Response: The Company has amended pages 33, 74 and 75 in response to the Staff’s comments.

Risk Factors

We may not be able to consummate. . ., page 34

8.	You state here and in the last paragraph on page 36 that if you are not able to consummate your initial business combination within the require time period, you will, as promptly as possible but not more than five business days thereafter, distribute the aggregate amount then on deposit in the trust account. In other sections of your prospectus, you disclose a ten business day time period. Please reconcile your disclosures, or advise.

Response: The Company has amended pages 38 and 40 in response to the Staff’s comments.

Because of our structure, other companies. . ., page 41

9.	Please revise the heading of, and disclosure in, this risk factor to also discuss the risk that you may face a high level of competition from other special purpose acquisition companies in searching for business combination transaction candidates. Also disclose that the competition you face in searching for a combination candidate may impact the attractiveness of the acquisition terms that you will be able to negotiate.

Response: The Company has amended page 46 in response to the Staff’s comments.

The excise tax included in the Inflation Reduction Act of 2022 may decrease. . ., page 44

10.	To the extent applicable, please revise to expand this risk factor to disclose that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC, and to describe the risks of the excise tax applying to redemptions in connection with liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: The risk factor regarding the possible application of the excise tax was inadvertently included. As the Company (the “SPAC”) is a British Virgin Islands entity, the excise tax should not apply to redemptions by the SPAC, but for a potential domestication in connection with a de-SPAC transaction. If the SPAC engages in a transaction in which it is required to domesticate, the potential application of the excise tax may then be addressed in the relevant filing made in connection with such transaction. The Company has amended page 48 in response to the staff’s comments.

Our warrant agreement will designate the courts of the State of New York. . ., page 49

11.	We refer to your statement that the exclusive forum provision contained in your warrant agreement will not apply to claims pursuant to the Exchange Act or under the Securities Act. However, Section 9.3 of the Form of Warrant Agreement filed as Exhibit 4.4 does not exclude claims under the Securities Act. Please revise to address the discrepancy.

Response: The Company has amended the Form of Warrant Agreement in response to the Staff’s comments.

United States Securities and Exchange Commission March 20, 2023 Page 4

If we acquire a company with operations in China. . ., page 62

12.	Please expand your risk factor to also highlight the risk that the Chinese government may intervene or influence your post-combination operations at any time, which could result in a material change in such operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder the ability of the post-combination company to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company has added additional risk factors from pages 66 to 72 in response to the Staff’s comments.

Enforceability of Civil Liabilities, page 70

13.	We refer to your disclosure that certain of your directors and officers are nationals and/or residents of China (and Hong Kong). Please identify each such officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please revise the second risk factor on page 54 to specifically address this risk.

Response: The Company has amended pages 59 and 84 in response to the Staff’s comments.

Financial Statements

Notes to Financial Statements

Notes 6 - Shareholders’ Deficit

Warrants, page F-13

14.	We note your disclosure that the public warrants and private warrants, if issued, should be classified as equity. Please provide us with your analysis under ASC 815-40 to support your anticipated accounting treatment for the private warrants. Specifically, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure that “the Private Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees.”

Response: The Company has amended page F-14 in response to the Staff’s comments.

Note 8 - Subsequent Events, page F-15

15.	Please revise your filing to specify the date in February 2023 through which subsequent events have been evaluated.

Response: The Company has amended page F-15 in response to the Staff’s comments.

United States Securities and Exchange Commission March 20, 2023 Page 5

General

16.	Your sponsor has members who are non-U.S. persons. Please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company has amended the cover page and pages 12, 68, and 69 in response to the Staff’s comments.

17.	Please address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

Response: The Company has amended the cover page and page 72 in response to the Staff’s comments.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Mr. Kenneth Wong